EXHIBIT 11
COMPUTATION OF PER SHARE EARNINGS
Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the “if converted” method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants, and convertible debt. Common shares issuable upon exercise of certain options and warrants are not used in the calculation for the years ended December 31, 2006 to 2010, as the effect would be anti-dilutive.

	Year ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars except per share information)

Net (loss) income from continuing operations	$(17,539)	$(36,220)	$(9,247)	$(125,537)	$39,898

Income (loss) from discontinued operations, net of income tax	—	135,654	144,138	15,540	(141,503)

Net (loss) income available to common shareholders	$(17,539)	$99,434	$134,891	$(109,997)	$(101,605)

Basic and diluted net (loss) income per common share

Continuing operations	$(0.33)	$(0.64)	$(0.12)	$(1.68)	$0.48

Discontinued operations	—	2.41	1.93	0.21	(1.68)

Net (loss) income	$(0.33)	$1.77	$1.81	$(1.47)	$(1.20)

Weighted average number of common shares outstanding (in thousands)	52,382	56,194	74,620	74,907	84,596

Diluted weighted average number of common shares outstanding (in thousands)	52,382	56,194	74,620	74,907	84,596